FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2004

HOLMES FINANCING (No 2) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2004 to 08 October 2004

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period

	Number	£000's

Brought Forward	408,037	29,774,932
Replenishment	19,163	1,681,116
Repurchased	(6,946)	(546,768)
Redemptions	(12,469)	(989,271)
Losses	(63)	(44)
Capitalised Interest	0	8,605	( * see below )
Other Movements	0	(1)

Carried Forward	407,722	29,928,569

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative

	Number	£000's

Brought Forward	115,191	6,399,214
Replenishment	880,975	66,219,998
Repurchased	(259,864)	(18,417,840)
Redemptions	(328,044)	(24,333,686)
Losses	(536)	(826)
Capitalised Interest	0	61,709	( * see above )
Other Movements	0	0

Carried Forward	407,722	29,928,569

	Period CPR	Annualised CPR

1 Month	5.13%	80.27%	**( including

3 Month	15.08%	76.77%	redemptions and

12 Month	57.14%	57.14%	repurchases )

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2004 to 08 October 2004

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles

Weighted Average Seasoning	32.16	months

Weighted Average Loan Size	£73,404.35

Weighted Average LTV	70.18%	*** (see below)

Weighted Average Indexed LTV	56.20%	using Halifax House Price Index

Weighted Average Indexed LTV	55.65%	using Nationwide House Price Index

Weighted Average Remaining Term	18.41	Years

Product Type Analysis	£000's	%

Variable Rate	8,305,178	27.75%
Fixed Rate	5,910,892	19.75%
Tracker Rate	15,712,499	52.50%

	29,928,569	100.00%

As at 08 October 2004 approximately 8.1% of the loans were flexible loans

Repayment Method Analysis	£000's	%

Endowment	6,279,014	20.98%
Interest Only	4,582,064	15.31%
Repayment	19,067,491	63.71%

	29,928,569	100.00%

As at 08 October 2004 approximately 16.7% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%

Purchase	22,072,320	73.75%
Remortgage	7,856,249	26.25%

	29,928,569	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%
01 March 2004	6.00%

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2004 to 08 October 2004

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%

East Anglia	16,838	1,150,770	3.85%
East Midlands	22,421	1,427,726	4.77%
Greater London	66,816	6,345,937	21.20%
North	17,718	958,605	3.20%
North West	45,864	2,689,174	8.99%
Scotland	27,117	1,516,132	5.07%
South East	104,978	9,182,210	30.68%
South West	32,591	2,373,841	7.93%
Wales	19,575	1,083,047	3.62%
West Midlands	27,649	1,742,231	5.82%
Yorkshire and Humberside	25,588	1,426,532	4.77%
Unknown	567	32,364	0.11%

Total	407,722	29,928,569	100.00%

Original LTV Bands

Range	Number	£000's	%

0.00 - 25.00	15,311	655,436	2.19%
25.01 - 50.00	74,727	4,576,078	15.29%
50.01 - 75.00	149,362	12,055,228	40.28%
75.01 - 80.00	21,628	1,780,750	5.95%
80.01 - 85.00	26,408	2,259,607	7.55%
85.01 - 90.00	47,927	4,073,278	13.61%
90.01 - 95.00	72,359	4,528,192	15.13%

Total	407,722	29,928,569	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2004 to 08 October 2004

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%

Current	397,122	29,199,645	(3,165)	97.49%
1.00 - 1.99 months	6,698	465,714	4,023	1.55%
2.00 - 2.99 months	1,820	151,560	1,976	0.51%
3.00 - 3.99 months	885	57,601	1,346	0.19%
4.00 - 4.99 months	454	29,365	868	0.10%
5.00 - 5.99 months	261	17,971	642	0.06%
6.00 -11.99 months	356	22,434	1,186	0.07%
12 months and over	32	1,794	223	0.01%
Properties in Possession	94	4,943	443	0.02%

Total	407,722	29,951,027	7,542	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust

	Funding	Seller

	£000's	£000's

Balance Brought Forward	14,188,169	15,586,763
Replenishment of Assets	0	1,681,116
Acquisition by Funding	0	0
Distribution of Principal Receipts	(1,000,365)	(535,675)
Allocation of Losses	(22)	(22)
Share of Capitalised Interest	4,339	4,266
Payment Re Capitalised Interest	(4,339)	4,339

Balance Carried Forward	13,187,782	16,740,787

Carried Forward Percentage	44.06419%	55.93581%

Minimum Seller Share	1,298,983	4.34%

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2004 to 08 October 2004

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger

	£000's

Brought Forward	1,324,688

Additional Amounts Accumulated	1,000,365
Payment of Notes	0

Carried Forward	2,325,053

Target Balance	823,958	payable on 15th October 2004
	750,000	payable on 15th January 2005
	751,095	payable on 15th April 2005

	2,325,053

Liquidity Facilities	Drawn £000's	Undrawn £000's

Holmes Funding	£0	£25,000

Holmes Financing 1	£0	£25,000

Holmes Financing 2	£0	£25,000

Holmes Financing 3	£0	£25,000

Holmes Financing 4	£0	£25,000

Holmes Financing 5	£0	£25,000

Holmes Financing 6	£0	£25,000

Excess Spread *

Quarter to 15/07/04	0.3214%

Quarter to 15/04/04	0.3687%

Quarter to 15/01/04	0.4098%

Quarter to 15/10/03 (Restated)**	0.3433%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

**The figures for excess spread in prior periods have been restated to incorporate the cumulative effects of accounting adjustments. This restatement does not affect the past or current cash value of amounts standing to the credit of either the first or the second reserve funds.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve

Balance as at 15/07/2004	£338,000,000.00	£0.00	£70,000,000.00

Required Amount as at 15/07/2004	£338,000,000.00	£0.00	£70,000,000.00

Percentage of Notes	2.05%	0.00%	0.42%

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2004 to 08 October 2004

All values are in thousands of pounds sterling unless otherwise stated

Properties in Possession

Stock
	Current Period

	Number	£000's

Brought Forward	89	4,928

Repossessed in Period	23	3,299

Sold in Period	(18)	(2,841)

Carried Forward	94	5,386

	Cumulative

	Number	£000's

Repossessed to date	633	45,319
Sold to date	(539)	(39,933)

Carried Forward	94	5,386

Repossession Sales Information

Average time Possession to Sale	83	Days

Average arrears at time of Sale	£3,553

MIG Claim Status

	Number	£000's

MIG Claims made	195	1,382

MIG Claims outstanding	0	0

Average time claim to payment	36

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Proposed Changes
Abbey has requested Fitch Ratings to confirm the impact on the rating of the issued securities if the minimum required short term rating of Abbey as sterling account bank / GIC provider is changed to F1 from F1+. Once Fitch has completed its review of the appropriate documentation amendments, it expects to confirm that this change will have no effect on the rating of any of the securities issued by any of the Issuers. In addition, it has indicated that in the event that Abbey is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the downgrade, to prevent a downgrade by Fitch of any of the issued securities

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2004 to 08 October 2004

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

02Q3	-	703	-	-	352	-	-	-
02Q4	-	-	-	-	352	-	-	-
03Q1	-	-	750	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-
03Q4	-	176	-	191	-	481	-	-
04Q1	-	176	-	191	-	-	241	-
04Q2	-	176	-	191	-	-	241	-
04Q3	-	176	-	191	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

04Q3	-	-	-	-	-	-	-	-
04Q4	-	-	-	-	698	-	-	-
05Q1	-	-	750	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001
05Q3	650	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-
06Q2	-	125	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-
06Q4	-	-	-	350	875	-	-	-
07Q1	-	-	-	-	-	-	161	812
07Q2	-	-	-	-	-	634	161	-
07Q3	575	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-
08Q1	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221
08Q3	-	-	-	-	-	-	-	221
08Q4	-	-	-	-	-	-	-	221
09Q1	-	-	-	-	-	-	-	1,171
09Q2	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-	-

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2004 to 08 October 2004

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 2) PLC

Dated: 29th October 2004	By / s / Karen Carson
(Authorised Signatory)